

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

William Grogan
Senior Vice President and Chief Financial Officer
IDEX CORP ORATION
3100 Sanders Road
Suite 301
Northbrook, Illinois 60062

      Re: IDEX CORP ORATION
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 24, 2022
          File No. 001-10235

Dear William Grogan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction